# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919484

## Reporting persons
- Mark E. Strome: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,674; shared voting power 643,242; sole dispositive power 1,674; shared dispositive power 643,242; aggregate amount beneficially owned 644,916 (8.5% of the class)
  Comment: See Items 4(a) and 6 below with respect to the number of shares in rows 6 and 8, and Item 4(b) with respect to the percentage in row 11.
- Strome Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 643,242; sole dispositive power 0; shared dispositive power 643,242; aggregate amount beneficially owned 643,242 (8.48% of the class)
  Comment: See Items 4(a) and 6 below with respect to the number of shares in rows 6 and 8, and Item 4(b) with respect to the percentage in row 11.
- Strome Investment Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 643,242; sole dispositive power 0; shared dispositive power 643,242; aggregate amount beneficially owned 643,242 (8.48% of the class)
  Comment: See Items 4(a) and 6 below with respect to the number of shares in rows 6 and 8, and Item 4(b) with respect to the percentage in row 11.
- Strome Dynasty, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (0.66% of the class)
  Comment: See Item 4(b) below with respect to the percentage in row 11.
- Strome Mezzanine Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: See Item 4(b) below with respect to the percentage in row 11.
- Strome Mezzanine Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 593,242; sole dispositive power 0; shared dispositive power 593,242; aggregate amount beneficially owned 593,242 (7.82% of the class)
  Comment: See Items 4(a) and 6 below with respect to the number of shares in rows 6 and 8, and Item 4(b) with respect to the percentage in row 11.

## Item 1. Issuer
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts 02135

## Item 2. Person Filing
Name of person filing:
1. Mark E. Strome
2. Strome Group, Inc.
3. Strome Investment Management, LP ("Manager")
4. Strome Mezzanine Fund, L.P. ("Mezzanine")
5. Strome Mezzanine Fund, II, L.P. ("Mezzanine II")
6. Strome Dynasty, LLC ("Strome Dynasty")
Address of principal business office or, if none, residence:
1. Mr. Strome: 13535 Ventura Blvd., Ste C-525, Sherman Oaks, California 91423
2. Strome Group, Inc., Manager, Mezzanine, Mezzanine II and Dynasty: 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139
Citizenship:
1. Mr. Strome: United States
2. Strome Group, Inc., Manager, Mezzanine, Mezzanine II and Dynasty: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Mr. Strome: 644,916 (1)
2. Strome Group, Inc.: 643,242 (1)
3. Manager: 643,242 (1)
4. Mezzanine: 0
5. Mezzanine II: 593,242 (1)
6. Dynasty: 50,000

(1) Includes 222,839 shares underlying certain warrants held by Mezzanine II. The warrants originally had a provision prohibiting their exercise beyond a number of shares that would cause the beneficial ownership of their holder (including its affiliates) to exceed 5.0% of the outstanding shares following such exercise. On June 15, 2026, Mezzanine II requested the issuer to adjust the percentage to 8.50% with respect to the warrants, and on August 15, 2026, the requested adjustment became effective. On July 14, August 05 and August 27, 2026, Mezzanine II partially exercised one of the warrants for 99,997 shares, 99,996 shares and 99,996 shares, respectively. Accordingly, as of the date of this filing, Mezzanine II may exercise the warrants for up to 222,839 shares within 60 days of the date of this filing.
Percent of class:
1. Mr. Strome: 8.50%
2. Strome Group, Inc.: 8.48%
3. Manager: 8.48%
4. Mezzanine: 0.00%
5. Mezzanine II: 7.82%
6. Dynasty: 0.66%

The percentages are based upon a denominator that is the sum of: (i) 7,264,414 shares outstanding as of August 12, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, (ii) Mezzanine II's partial exercise of a warrant for 99,996 shares on August 27, 2026, and (iii) 222,839 shares underlying the warrants held by Mezzanine II that are exercisable within 60 days of the date of this filing.
Sole power to vote or to direct the vote:
1. Mr. Strome: 1,674
2. Strome Group, Inc.: 0
3. Manager: 0
4. Mezzanine: 0
5. Mezzanine II: 0
6. Dynasty: 0
Shared power to vote or to direct the vote:
1. Mr. Strome: 643,242 (1)
2. Strome Group, Inc.: 643,242 (1)
3. Manager: 643,242 (1)
4. Mezzanine: 0
5. Mezzanine II: 593,242 (1)
6. Dynasty: 50,000

(1) See Items 4(a) and 6.
Sole power to dispose or to direct the disposition:
1. Mr. Strome: 1,674
2. Strome Group, Inc.: 0
3. Manager: 0
4. Mezzanine: 0
5. Mezzanine II: 0
6. Dynasty: 0
Shared power to dispose or to direct the disposition:
1. Mr. Strome: 643,242 (1)
2. Strome Group, Inc.: 643,242 (1)
3. Manager: 643,242 (1)
4. Mezzanine: 0
5. Mezzanine II: 593,242 (1)
6. Dynasty: 50,000

(1) See Items 4(a) and 6.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Mr. Strome has sole voting and dispositive power over the shares held of record by the Mark E. Strome Living Trust U/A/D January 15, 1997. He has shared voting and dispositive power over the shares held of record by Dynasty, Mezzanine and Mezzanine II. He also has shared voting and dispositive power over the warrants held by Mezzanine II, including their underlying shares.

Manager is the general partner of Dynasty, Mezzanine and Mezzanine II, and Strome Group, Inc. is the general partner of Manager. Mr. Strome is the sole director, president and chief executive officer of Strome Group, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Agreement of the Reporting Persons dated October 8, 2026, filed as Exhibit 99.1 to this Schedule 13G/A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Agreement of the Reporting Persons, dated October 8, 2026

## Signatures
- Mark E. Strome: /s/ Mark E. Strome, Mark E. Strome (10/08/2026)
- Strome Group, Inc.: /s/ Mark E. Strome, President (10/08/2026)
- Strome Investment Management, LP: /s/ Mark E. Strome, President of Strome Group, Inc., its general partner (10/08/2026)
- Strome Dynasty, LLC: /s/ Mark E. Strome, President of Strome Group, Inc., the general partner of Strome Investment Management, LP, the general partner of Strome Dynasty, LLC (10/08/2026)
- Strome Mezzanine Fund, LP: /s/ Mark E. Strome, President of Strome Group, Inc., the general partner of Strome Investment Management, LP, the general partner of Strome Mezzanine Fund, LP (10/08/2026)
- Strome Mezzanine Fund II, LP: /s/ Mark E. Strome, President of Strome Group, Inc., the general partner of Strome Investment Management, LP, the general partner of Strome Mezzanine Fund II, LP (10/08/2026)